UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(16 March 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Additional Listing

Additional Listing

-----------------------

CRH plc announces that 2,034,112 new Ordinary Shares of €0.32 each (the "New Shares") have been allotted in respect of the Group's 2014 Performance Share Plan.

Application has been made for the New Shares to be admitted to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and(b)to the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange. The New Shares will rank pari passu with the existing Ordinary Shares of the Company.

Admission is expected to be granted on 21st March 2018.

Admission is also expected to be granted on 21st March 2018 for the shares previously allotted in respect of an employee share participation scheme, details of which were announced on 6th March 2018(RNS 8954G).

16th March 2018

Contact
Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 16 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary